UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)

Mediware Information Systems, Inc.
(Name of Issuer)

Common Stock, $0.10
(Title of Class of Securities)

584946107
(CUSIP Number)

Scott Bedford 235 Pine Street Suite 1818 San Francisco, CA 94104
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	584946107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peninsula Capital Management, LP (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

1,658,752

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER		[_]

1,658,752

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,658,752

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.4%

14.	TYPE OF REPORTING PERSON

PN/IA

CUSIP No.	584946107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peninsula Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

1,358,752

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER		[_]

1,358,752

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,358,752

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	584946107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Scott Bedford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

1,658,752

9.	SOLE DISPOSITIVE POWER

10.	SHARES DISPOSITIVE POWER		[_]

1,658,752

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,658,752

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	584946107

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the Common Stock, $0.10 par value (the “Shares” or “Common Stock”, of Mediware Information Systems, Inc. (“Mediware”).  Mediware is a New York corporation with its principal executive offices located at 11711 West 79th Street, Lenexa, Kansas 66214.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Peninsula Capital Management, LP, a California limited partnership (“PCM”), (ii) Peninsula Master Fund, Ltd., a Cayman Islands exempted company (“Peninsula”), and (iii) Scott Bedford, a citizen of the United States of America (“Bedford”).  These filers are referred to individually as a “Reporting Person” and collectively as “Reporting Persons”.

	(b)	The business office of the Reporting Persons is 235 Pine Street, Suite 1818, San Francisco, CA 94104.

	(c)	Peninsula is an investment fund, PCM is the investment manager of Peninsula, and Bedford is the president of the general partner of PCM.

	(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

With respect to all Reporting Persons, the source of funds used in making the purchases was working capital.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)
As of May 2, 2007, 8,148,000 shares of Mediware’s Common Stock, $0.10 par value, were outstanding (as disclosed in Mediware’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007). The aggregate number and percentage of Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person’s cover page to this Schedule 13D.

(b)
The number of shares of Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person’s cover page to this Schedule 13D.

	(c)	The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement. Exhibit B: Transactions in the Shares by the Reporting Persons during the prior 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PENSINSULA CAPITAL MANAGEMENT, LP*

By:	/s/ Scott Bedford
Name:	Scott Bedford
Title:	Principal

PENINSULA MASTER FUND, LTD.*

By:	/s/ Scott Bedford
Name:	Scott Bedford
Title:	Principal of its Investment Manager

/s/ Scott Bedford*
SCOTT BEDFORD*

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, $0.10 par value, of Mediware Information Systems, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 19th day of June, 2007.

PENSINSULA CAPITAL MANAGEMENT, LP*

By:	/s/ Scott Bedford
Name:	Scott Bedford
Title:	Principal

PENINSULA MASTER FUND, LTD.*

By:	/s/ Scott Bedford
Name:	Scott Bedford
Title:	Principal of its Investment Manager

/s/ Scott Bedford*
SCOTT BEDFORD*

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Exhibit B
TRANSACTIONS IN THE SHARES

Peninsula Master Fund, Ltd.

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
05/29/2007	28,287	6.9122
05/31/2007	6,800	6.999
05/31/2007	27,000	7.0
06/04/2007	4,186	7.1605
06/06/2007	20,741	7.2683
06/07/2007	107,000	6.75
06/07/2007	28,432	7.0855

SK 03847 0004 783875